EXHIBIT 12.2

Mid-America Apartments, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended March 31,
	2018	2017
Earnings:
Net income	$50,820	$43,416
Equity in income of unconsolidated entities	(498)	(357)
Income tax expense	640	651
Net income before equity in income of unconsolidated entities and income tax expense	50,962	43,710
Add:
Distribution of income from investments in unconsolidated entities	453	221
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	41,700	38,604
Deduct:
Capitalized interest	795	2,020
Total earnings (A)	$92,320	$80,515

Fixed charges and preferred dividends:
Interest expense	$40,905	$36,584
Capitalized interest	795	2,020
Total fixed charges (B)	$41,700	$38,604
Preferred dividends, including redemption costs	922	922
Total fixed charges and preferred dividends (C)	$42,622	$39,526

Ratio of Earnings to Fixed Charges (A/B)	2.2 x	2.1 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	2.2 x	2.0 x